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                                                                  Exhibit 12(a)

                           J. C. Penney Company, Inc.
                          and Consolidated Subsidiaries
       Computation of Ratios of Available Income to Combined Fixed Charges
                    and Preferred Stock Dividend Requirement



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


                                             52 Weeks        52 Weeks       52 Weeks       52 Weeks        52 Weeks
                                               Ended          Ended          Ended          Ended           Ended
($ in Millions)                              01/25/03        01/26/02       01/27/01       01/29/00        01/30/99
                                           --------------  -------------  -------------  -------------   -------------
Income/(loss) from continuing operations         $  557           $ 172         $ (920)        $  237          $  674
      (before income taxes, before
      capitalized interest, but after
      preferred stock dividend)

Fixed charges

Interest (including capitalized
interest) on:

      Operating leases                               349            305            320            272             225
      Short-term debt                                  4             --             13            137             106
      Long-term debt                                 403            426            464            538             557
      Capital leases                                   4              5              3              2               4
      Other, net                                      19              8              2             (5)              1
                                           --------------  -------------  -------------  -------------   -------------
Total fixed charges                                  779            744            802            944             893
Preferred stock dividend, before taxes                27             29             33             36              37
                                           --------------  -------------  -------------  -------------   -------------
Combined fixed charges and preferred
      stock dividend requirement                     806            773            835            980             930

Total available income/(loss)                    $ 1,363          $ 945          $ (85)       $ 1,217         $ 1,604
                                           ==============  =============  =============  =============   =============
Ratio of available income to combined
      fixed charges and preferred stock
      dividend requirement                           1.7            1.2           -0.1 *          1.2             1.7
                                           ==============  =============  =============  =============   =============


*  Income from continuing operations (before income taxes and capitalized interest, but after preferred stock dividend) was not sufficient to cover combined fixed charges and preferred stock by $920 million.
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